Schedule B

Trusts and Portfolios Covered by the Amended and Restated Sub-Advisory Agreement

between

Fidelity Management & Research Company LLC

and

FMR Investment Management (UK) Limited

Name of Trust	Name of Portfolio	Effective Date	Annual Sub-Advisory Fee Rate (bp)
0.5 x (individual fund fee rate + group fee rate)
Fidelity Hastings Street Trust	Fidelity Series Emerging Markets Debt Fund	01/19/2011	0.5 x (55 bp + group fee rate)
Fidelity Summer Street Trust	Fidelity Series Floating Rate High Income Fund	01/19/2011	0.5 x (45 bp + group fee rate)
Fidelity Summer Street Trust	Fidelity Series High Income Fund	01/19/2011	0.5 x (45 bp + group fee rate)

Fidelity Management & Research Company LLC	FMR Investment Management (UK) Limited

By:

/s/Christopher J. Rimmer

By:

/s/Mark D. Flaherty

Name:

Christopher J. Rimmer

Name:  Mark D. Flaherty

Title:

Treasurer

Title:    Director